August 17, 2012

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Dear Ms. Jenkins:

Re:	Turquoise Hill Resources Ltd. (formerly Ivanhoe Mines Ltd.) Form 40-F for Fiscal Year Ended December 31, 2011 Filed April 2, 2012 File No. 001-32403

We hereby acknowledge receipt of the comment letter dated August 7, 2012 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above captioned Annual Report on Form 40-F for the fiscal year ended December 31, 2011 (the “40-F”).

We submit this letter in response to the Comment Letter.  For ease of reference, we have reproduced the text of the comments in bold-face type below, followed by our responses.  Terms used but not defined herein have the meanings set forth in the 40-F.

RESPONSES TO STAFF COMMENTS

Form 40-F for the Fiscal Year Ended December 31, 2011

Financial Statements

Note 2 – Significant Accounting Policies

Principles of consolidation

1a.
We note your disclosure that you continue to consolidate your 66% interest in Oyu Tolgoi as you remain a member of a related party group and consider yourself the entity within the group that is most closely associated with Oyu Tolgoi.  Please confirm that the related party you are referring to is not only the wholly-owned subsidiaries of the company but also Rio Tinto.  In this regard, we note that you have entered into an Oyu Tolgoi project management and exploration agreement which grants them the right to manage the Oyu Tolgoi Project.  It appears based on your disclosure that the Rio Tinto manager will manage the day-to-day activity of the project.  Tell us how this project management agreement was considered in determining that you remain the party that is most closely associated with Oyu Tolgoi and should be deemed the primary beneficiary.

1b.
Please provide an analysis of whether the Company is an “investment company” for purposes of the United States Investment Company Act of 1940.  In your response, please provide the staff with specific facts regarding the Company that support your analysis.

Response:

In this letter, unless the context otherwise dictates, a reference to the Company refers to Turquoise Hill Resources Ltd. and a reference to Turquoise Hill refers to Turquoise Hill Resources Ltd., together with its subsidiaries.

Please note that we have divided the Staff’s Comment 1 into parts (a) and (b) above and are responding below to part (b) of the Staff’s Comment 1 first because we believe that the Company’s response to part (b) gives helpful context to the Company’s response to part (a).

1b.           Investment Company Act

The Company believes that it is not an “investment company” as defined in the Investment Company Act of 1940, as amended (the “1940 Act”), under either Section 3(a)(1)(C) or Section 3(a)(1)(A) of the 1940 Act for the reasons set forth below.

Section 3(a)(1)(C)

Section 3(a)(1)(C) of the 1940 Act defines “investment company” as any issuer that “[i]s engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis” (the “40% test”).  Under Section 3(a)(2) of the 1940 Act, an “investment security” includes “all securities except (a) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies and (ii) are not relying on the exception from the definition of investment company in paragraph (1) or (7) of [Section 3(c) of the 1940 Act]”.

Pursuant to each of the majority-owned subsidiary analysis and, alternatively, pursuant to the joint venture analysis provided below, the Company meets the 40% test because more than 60% of the Company’s assets are not “investment securities” and are thus “good” assets.

As of both December 31, 2011 and June 30, 2012, the Company’s largest asset and principal mineral resource property was its majority voting equity interest in Oyu Tolgoi LLC (“Oyu Tolgoi”), which interest is a “good” asset for purposes of the 40% test for the reasons set forth below.  The Company also owns a majority voting equity interest in each of SouthGobi Resources Ltd. and Ivanhoe Australia Limited, and a 50% equity interest in Altynalmas Gold Ltd., none of which are investment companies.  Each of these assets are “good” for purposes of the 40% test, the aggregate value of which exceeds 90% of the value of the Company’s assets on an unconsolidated basis, with the value of the Company's interest in Oyu Tolgoi representing the majority of its “good” assets.  Therefore, the Company believes that it is not an investment company under Section 3(a)(1)(C) of the 1940 Act.

Majority-Owned Subsidiary Analysis

Section 2(a)(24) of the 1940 Act defines a “majority-owned subsidiary” of a person to mean an entity 50% or more of the outstanding voting securities of which are owned by such person.  Section 2(a)(42) of the 1940 Act defines “voting security” to mean any security presently entitling the owner or holder thereof to vote for the election of directors of an entity.

Oyu Tolgoi is a Mongolian limited liability company engaged in the mining business in Mongolia.  The Company owns a majority of the outstanding common stock (66% interest) of Oyu Tolgoi indirectly through wholly-owned subsidiaries.  The Mongolian government (“MG”) owns the remaining 34% interest in Oyu Tolgoi.  Oyu Tolgoi’s board (the “Oyu Tolgoi Board”) is comprised of nine persons of whom three directors are elected by MG.  The Company has the right to elect the remaining six directors.

The Company has agreed to allow Rio Tinto International Holdings Limited (“Rio Tinto”) to select three of the six directors that the Company has the right to elect to the Oyu Tolgoi Board.  The Company and Rio Tinto have agreed that the six Oyu Tolgoi directors appointed by the Company and Rio Tinto must vote as a single block in accordance with the instructions received from a Company/Rio Tinto Operating Committee (as defined below) formed by the Company and Rio Tinto.  The Company and Rio Tinto created a four-person Company/Rio Tinto Operating Committee (the “Company/Rio Tinto Operating Committee”) to consider matters before they are taken to the Oyu Tolgoi Board for the Oyu Tolgoi Board's consideration.  The Company and Rio Tinto each appoint two members to the Company/Rio Tinto Operating Committee.  The Company/Rio Tinto Operating Committee meets in advance of each Oyu Tolgoi Board meeting and Oyu Tolgoi shareholders meeting and makes decisions with respect to all matters to be addressed by the Oyu Tolgoi Board and to be voted on at an Oyu Tolgoi shareholders meeting.  All decisions of the Company/Rio Tinto Operating Committee require a majority vote of its members, with a casting vote of an Rio Tinto -appointed member in the case of a tie except in the case of certain “Special Matters” (as defined in the Heads of Agreement (“HOA”) with Rio Tinto) which require a unanimous vote of all Company/Rio Tinto Operating Committee members attending the Company/Rio Tinto Operating Committee meeting, giving the Company an effective veto on those Special Matters.1  Following deliberation by the Company/Rio Tinto Operating Committee, the Company/Rio Tinto Operating Committee directs the six Company and Rio Tinto directors on the Oyu Tolgoi Board how to vote on matters before the Oyu Tolgoi Board.

1
The Special Matters include amendments to the Oyu Tolgoi constitution, changes to the Oyu Tolgoi board structure, entry by Oyu Tolgoi into a new line of business, incurrence of non-project finance indebtedness over $100 million by Oyu Tolgoi, capital expenditures by Oyu Tolgoi significantly in excess of original estimated expenditures to the extent not funded by Rio Tinto, pledges or encumbrances of a substantial amount of Oyu Tolgoi's assets and related party transactions, among others.  (As discussed below under “Joint Venture Interest Analysis”, the approval of the Company’s Board of Directors is required for the incurrence of project finance-related indebtedness.)

The 1940 Act focuses on the ownership of voting securities that entitle the holders to elect directors rather than the voting ability or choices made by such directors, and whether one 50:50 holder or the other has a casting vote on matters that are not Special Matters should not alter the voting equality of each 50:50 holder as to the appointment of directors and members of the Company/Rio Tinto Operating Committee for 1940 Act purposes.

While Rio Tinto is the day-to-day project manager, the Company has operational oversight of the Oyu Tolgoi project through its ongoing representation on the Company/Rio Tinto Operating Committee and its ability to exercise veto powers on Special Matters and the Oyu Tolgoi Board and its review of the Oyu Tolgoi project reports that it periodically receives.  The Company is actively engaged through its representatives on the Company/Rio Tinto Operating Committee and Oyu Tolgoi Board.  The Company’s role is not that of a passive investor in Oyu Tolgoi.  Based on the statutory language of the 1940 Act and the role of the Company in Oyu Tolgoi, the Company’s interest in Oyu Tolgoi should be viewed as a “majority-owned subsidiary” interest and therefore a “good” asset for purposes of the Company’s 1940 Act determination.

Joint Venture Interest Analysis

In the context of the 1940 Act, Oyu Tolgoi may be viewed functionally as a joint venture or general partnership between the Company, Rio Tinto and MG.  In this relationship, MG is a passive, non-managing member or partner.  The Company and Rio Tinto are each active members or partners.  The Company has personnel in its employ knowledgeable about the mining industry.  In analyzing the Oyu Tolgoi project, the Company is able to utilize its own resources and is not dependent on Rio Tinto in analyzing the Oyu Tolgoi project.

The Company and Rio Tinto have agreed to participate in the arrangement of financing for the Oyu Tolgoi project.  The Company’s board of directors must approve the Oyu Tolgoi project financing.  The consent of the Company’s nominees on the Company/Rio Tinto Operating Committee, and thus the Company’s consent, is required for Special Matters.  The Company may request that Company/Rio Tinto Operating Committee meetings and Oyu Tolgoi Board meetings be held and may raise issues to be discussed by the Company/Rio Tinto Operating Committee or the Oyu Tolgoi Board.  The Company's representatives then have a vote on such matters and a veto over Special Matters, although they may be outvoted on matters that are not Special Matters.  In the context of the 1940 Act, the aforementioned facts support the joint venture/general partner relationship between the Company and Rio Tinto with regard to Oyu Tolgoi in which both are active participants.  Under such circumstances, the active joint venture/general partner interest in Oyu Tolgoi held by the Company should be viewed as not being a security and therefore as a “good” asset for purposes of the Company’s 1940 Act determination.

Section 3(a)(1)(A)

Section 3(a)(1)(A) of the 1940 Act defines an “investment company” as any issuer which “[i]s or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities”.  The Company is an international mineral exploration and development company.  The Company is not engaged in the business of investing in securities.  Accordingly, the Company does not, and will not, operate as an entity described in Section 3(a)(1)(A) of the 1940 Act.

The five factors examined by the courts and the SEC in determining whether an entity is an investment company are:  (1) an issuer’s historical development, (2) its public representation of policy, (3) the activities of its officers and directors, (4) the nature of its assets and (5) the sources of its income.  These factors are set out in In re Tonopah Mining Co., 26 S.E.C. 426, 1947 (the “Tonopah Factors”).  In SEC v. National Presto Industries, Inc., 486 F.3d 305 (C.A. 7, May 15, 2007), the court analyzed the Tonopah Factors and determined that National Presto Industries, Inc. was engaged in the business of selling consumer and military products, and, notwithstanding that investment securities represented more than 40% of National Presto Industries, Inc.’s assets, was not an investment company.  The court stated that “[r]easonable investors would treat [National Presto Industries, Inc.] as an operating company ….”

The Company operates as a mining company and holds itself out in its public disclosure as such.  The Company’s officers, directors and employees are engaged in the Company’s mining business.  Its assets are consistent with those of a mining company that operates through wholly and partially owned subsidiaries.  Its consolidated revenues are derived from sales of natural resources.  Finally, the Company does not hold itself out as being in the business of investing or trading in securities.  Based on the application of the five Tonopah Factors to the Company, the Company believes that it should not be viewed as an investment company.

1a.           Principles of Consolidation

In December 2010, upon the signing of the HOA with Rio Tinto, the Company reconsidered its consolidation analysis because this agreement granted Rio Tinto incremental decision-making rights.  Concurrent with increasing its ownership percentage in the Company (but not to the point of control), Rio Tinto’s decision-making rights were increased through the establishment of the governance practices put into place through the Company/Rio Tinto Operating Committee, including voting arrangements over the Board of Directors of Oyu Tolgoi, as described in the Investment Company Act discussion above.

The Company’s management is aware that as of December 15, 2010, Rio Tinto began consolidating Oyu Tolgoi, but not any other entities within the Turquoise Hill group of companies, under International Financial Reporting Standards (“IFRS”) as a result of the incremental decision-making rights arising from the HOA.  Rio Tinto disclosed in its consolidated IFRS financial statements for the year ended December 31, 2010 that it had achieved control (as defined by IFRS) of Oyu Tolgoi’s financial and operating policies.

In assessing the Company’s consolidation conclusions under US GAAP, management validated its previous determination that Oyu Tolgoi remained a variable interest entity (“VIE”) and no scope exceptions were applicable, including the investment company scope exception.

This assessment resulted in the finding that, as disclosed in Note 2(a)(iii) of the Company’s consolidated financial statements for the year ended December 31, 2011, under US GAAP neither Rio Tinto nor Turquoise Hill (nor other members of the related party group, including MG) individually met the primary beneficiary characteristics as (a) in the case of Rio Tinto, Rio Tinto did not (and still does not) have a variable interest in Oyu Tolgoi that could absorb losses or receive benefits from Oyu Tolgoi that could potentially be significant to Oyu Tolgoi and (b) in the case of Turquoise Hill, Turquoise Hill did not (and still does not) have the ongoing unilateral ability to direct the activities that most significantly impact Oyu Tolgoi’s economic performance.  As such, the Company applied the related party provisions in ASC 810 to determine which member of the related party group should be the primary beneficiary of Oyu Tolgoi.  The outcome of this analysis, as disclosed in Note 2(a)(iii) is management’s conclusion that Turquoise Hill is the member of the related party group that continues to be most closely associated with Oyu Tolgoi and, as such, continues to be the primary beneficiary.

In making its assessment, management was cognizant that situations in which one party appears to have the ability to direct activities that most significantly affect the economic performance, without a commensurate financial interest, are to be viewed with skepticism and must be carefully assessed. Management was also cognizant that the determination of who holds the power to direct the activities that most significantly impact Oyu Tolgoi’s economic performance requires significant judgment.  In performing its analysis, management considered alternative interpretations of power arising from such judgment and management believes that such alternate interpretations would not result in a different primary beneficiary determination.

The determination of which party within the related party group is most closely associated with Oyu Tolgoi requires judgment and was based on an analysis of all relevant facts and circumstances, including all of the following (ASC 810-10-25-44):

a.	Existence of principal-agency relationship between parties within the related party group;
b.	Relationship and significance of the activities of the VIE to the various parties within the related party group;

c.	A party’s exposure to the variability associated with the anticipated economic performance of the VIE; and
d.	Design of the VIE.

a.   Existence of principal-agency relationship between parties within the related party group

ASC 810-10-25-43 requires that related parties be considered de facto agents.  As an owner of greater than 10% of the Company’s shares, Rio Tinto is related to Turquoise Hill under ASC 850-10-20.  Although no explicit principal-agent relationship exists between Rio Tinto and Turquoise Hill, the Company’s management determined that, if one party were to be viewed as a de facto agent of the other, the relationship between the parties is more indicative of Rio Tinto functioning as Turquoise Hill’s agent, rather than vice-versa.

Management is aware that the concept of whether power is exercised as a principal or as an agent on another party’s behalf has been undergoing further development through the joint project of the Financial Accounting Standards Board (the “FASB”) and the International Accounting Standards Board.  Management is also aware that such concepts have been specifically incorporated into IFRS 10, soon to be adopted by IFRS filers and that guidance may be adopted by the FASB in the near future.  We will monitor such developments for their impact on our analysis.

Management’s view that Rio Tinto is the member of the related party group acting as the de facto agent of the other party (Turquoise Hill) is supported by the following:

i.	Rio Tinto’s only potentially significant participation in the economic performance of Oyu Tolgoi is in its capacity as an investor (shareholder and creditor) of the Company.

Rio Tinto has no variable interests (explicit or implicit) in Oyu Tolgoi that could absorb losses or receive benefits from Oyu Tolgoi that could potentially be significant to Oyu Tolgoi.  Other than minor short-term intercompany receivables incidental to its management activities, Rio Tinto’s only variable interest in Oyu Tolgoi is its 50% share of the management fee that Turquoise Hill is entitled to through the Oyu Tolgoi Shareholders’ Agreement.  The gross management fee is calculated as 3% of pre-production Oyu Tolgoi project expenditures and 6% of post-production Oyu Tolgoi project expenditures (the “Management Fee”).  Rio Tinto’s portion of this fee, 1.5% of the pre-production Oyu Tolgoi project expenditures and 3% of post-production Oyu Tolgoi project expenditures, in itself could not absorb losses or receive benefits from Oyu Tolgoi that could potentially be significant to Oyu Tolgoi.

Since Rio Tinto’s returns are realized almost exclusively through the recovery of its investments in the Company and Rio Tinto is exposed through these investments to all the risks experienced by other Company shareholders, including those arising from the operations of the broader Turquoise Hill group of companies, Management believes that Rio Tinto is economically motivated to exercise its decision-making in respect of Oyu Tolgoi in a manner that is consistent with the economic interests of Turquoise Hill.

ii.
Rio Tinto’s decision-making powers over Oyu Tolgoi automatically terminate if Rio Tinto’s ownership in the Company drops below 7.5%.  As such, Rio Tinto is only entitled to make decisions in its capacity as a significant shareholder of the Company, thereby ensuring its decision-making is aligned to the interests of Turquoise Hill.

iii.
Rio Tinto is a significant source of funding for Turquoise Hill’s investment in Oyu Tolgoi.  Furthermore, the Company’s full shareholder base similarly participated in providing the capital invested by Turquoise Hill into Oyu Tolgoi, including through a $1.2 billion rights offering undertaken at the time Rio Tinto acquired its incremental decision-making rights and a more recent $1.8 billion rights offering.  Turquoise Hill’s investments in Oyu Tolgoi are clearly not undertaken as an agent of Rio Tinto.

iv.
Rio Tinto was granted incremental decision-making rights in December 2010 without a corresponding variable interest in Oyu Tolgoi.  At the time, Rio Tinto made a substantial incremental investment in the Company on the same basis as other investors through a rights offering.  This rights offering would have diluted Rio Tinto’s interests in the Company if Rio Tinto did not participate.  The fact that Turquoise Hill continues to participate in decision-making activities related to Oyu Tolgoi and it granted such decision-making rights to Rio Tinto subject to the condition that Rio Tinto continues to be a significant Company shareholder, suggests Turquoise Hill’s management is confident Rio Tinto’s decision-making would be aligned to Turquoise Hill’s own interests.

b.	Relationship and significance of the activities of the VIE to the various parties within the related party group

In assessing the relationship and significance of the activities of the VIE to each of Turquoise Hill and Rio Tinto, including the day-to-day management by Rio Tinto, Turquoise Hill management determined that, on balance, the relationship and significance of the activities of Oyu Tolgoi to Turquoise Hill indicated a closer association than Rio Tinto’s association with Oyu Tolgoi.

Origin of Oyu Tolgoi

Turquoise Hill originally formed Oyu Tolgoi and acquired the Oyu Tolgoi project prior to Rio Tinto’s involvement.  Turquoise Hill is the signatory to the Oyu Tolgoi Shareholders’ Agreement with MG, which among other things established the Management Fee, and is the apparent principal in a de facto agency relationship between Turquoise Hill and MG, as Turquoise Hill has funded MG’s incremental equity through the development stage of the Oyu Tolgoi project.

Decision-making over Oyu Tolgoi

Rio Tinto is a significant shareholder of the Company with substantial expertise in the specific type of mining needed at the Oyu Tolgoi project and is providing that expertise for the economic benefit of the entire Turquoise Hill investor group.  Rio Tinto has a casting vote over day-to-day activities, although both parties are actively engaged in the development, debate and influence of those decisions and both parties share in the Management Fee attributable to these activities.

Rio Tinto’s power over the day-to-day activities is subject to certain prior significant exploration, development and operating decisions contained in agreements that preceded Rio Tinto’s newly expanded decision-making powers.  Turquoise Hill participated in the exploration and development stage decisions reflected in those documents, such as negotiating the Investment Agreement with MG and the HOA with Rio Tinto.  The Investment Agreement lays out many operating and financial requirements, such as arrangements regarding the employment of Mongolian personnel; requirements related to power sources; and tax agreements with MG.  Negotiating the HOA involved similar decision-making, including establishing quantified development plans for the Oyu Tolgoi project.  Turquoise Hill is protected from significant deviations from the decisions and plans contained in these agreements, because changes to the Oyu Tolgoi Shareholders’ Agreement, changes to the Investment Agreement with MG or significant deviations (beyond certain percentage thresholds) from the development plans contained within the HOA require the approval of both parties.

Turquoise Hill does participate equally in the decision-making of one of the significant activities ongoing since the time of the HOA, which relates to putting in place third-party project finance, which must be approved by both Turquoise Hill and Rio Tinto.

Significance of Oyu Tolgoi to Turquoise Hill and Rio Tinto

Although both Rio Tinto and Turquoise Hill have other significant operations, Oyu Tolgoi is much more significant to Turquoise Hill than to Rio Tinto.  At the time of the HOA and to date, Oyu Tolgoi is thought to be Turquoise Hill’s most significant strategic asset for near term development and value creation and is therefore consuming a significant proportion of Turquoise Hill’s management’s attention.  The aggregate fair value of Turquoise Hill’s direct interests in Oyu Tolgoi accounts for a substantial majority of Turquoise Hill’s overall market capitalization.  On the other hand, the fair value of Rio Tinto’s indirect interest in Oyu Tolgoi (as an investor in the Company) as at December 31, 2010, when this reassessment was performed, was substantially less than a majority of Rio Tinto’s market capitalization based on fair values disclosed by Rio Tinto in its financial statements for the year ended December 31, 2010.

Finally, Rio Tinto and Turquoise Hill differ in the complexity of their investment.  Rio Tinto can sever its indirect association with Oyu Tolgoi more easily by selling its Turquoise Hill shares, which are publicly traded.  It would be much more complicated for Turquoise Hill to extricate itself from Oyu Tolgoi due to its 66% ownership in Oyu Tolgoi, credit support provided by Turquoise Hill to Oyu Tolgoi’s vendors and the Oyu Tolgoi Shareholders Agreement with MG.

c.	A party’s exposure to the variability associated with the anticipated economic performance of the VIE; and

As previously discussed, Turquoise Hill is the party exposed to the vast majority of the variability associated with the anticipated economic performance of Oyu Tolgoi, substantially all of which arises from ownership interests in Oyu Tolgoi (66% held by Turquoise Hill) and shareholder loans from Turquoise Hill to Oyu Tolgoi (100% of which are provided by Turquoise Hill).  Although Rio Tinto indirectly shares in that performance, along with all other Turquoise Hill investors, this participation is secondary to Turquoise Hill’s.  Furthermore, Turquoise Hill provides guarantees to Oyu Tolgoi’s vendors, whereas, Rio Tinto does not.  In addition, Turquoise Hill has provided loans to fund MG’s equity as additional capital contributions are made.

d.	Design of the VIE

Turquoise Hill has determined that design considerations related to Oyu Tolgoi suggest that Turquoise Hill, rather than Rio Tinto, is more closely associated with Oyu Tolgoi.  The entity is designed to contain the risks associated with the exploration, development and operation of a single mineral interest originally held 100% by Turquoise Hill – the Oyu Tolgoi project.  Among other things, many important features of Oyu Tolgoi have been determined through formative documents in which Turquoise Hill was a direct participant/signatory.  Notwithstanding Turquoise Hill has now granted decision-making rights over day-to-day activities to Rio Tinto, Turquoise Hill has ensured Rio Tinto’s decisions do not become misaligned with its own interests through the requirement that Rio Tinto retain decision-making rights only as long as it maintains significant Turquoise Hill shareholdings.

In addition, through the design of Rio Tinto’s investment, the Company buffers Rio Tinto from the direct economic effects of Oyu Tolgoi, as Rio Tinto’s investments in the Company are subject to the composite performance of Turquoise Hill rather than Oyu Tolgoi’s direct economic performance.

In summary, Turquoise Hill’s management has concluded that these factors, when taken as a whole, support the conclusion that Turquoise Hill, rather than Rio Tinto, is the party who is most closely associated with Oyu Tolgoi and hence should consolidate Oyu Tolgoi in accordance with US GAAP.

Closing Comments

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosures in the Annual Report on Form 40-F.  The Company further acknowledges that comments of the Staff of the Commission or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the Annual Report on Form 40-F.  In addition, the Company further acknowledges that it may not assert the comments of the Staff of the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in reviewing this response.  Please direct all questions or comments regarding this filing to the undersigned at (604) 648-3959.

Yours sincerely,

on behalf of
Turquoise Hill Resources Ltd.

/s/ Chris Bateman

Chris Bateman
Chief Financial Officer